NO ACT

PE
12-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 5, 2010

Mark D. Austin
Assistant Corporate Secretary
CSX Corporation
500 Water Street (C160)
Jacksonville, FL 32202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-10

Re: CSX Corporation
Incoming letter dated December 11, 2009

Dear Mr. Austin:

This is in response to your letter dated December 11, 2009 concerning the shareholder proposal submitted to CSX by William R. Miller. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: William R. Miller

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated December 11, 2009

The proposal relates to converting locomotives to fuel cell power.

There appears to be some basis for your view that CSX may exclude the proposal under rule 14a-8(f) because CSX received it after the 120-day deadline for submitting proposals in rule 14a-8(e). Accordingly, we will not recommend enforcement action to the Commission if CSX omits the proposal from its proxy materials in reliance on rules 14a-8(e) and 14a-8(f).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


CSX
CORPORATION

500 Water Street (C160)
Jacksonville, FL 32202
Phone: (904) 359-3167
Fax: (904) 366-4248
E-Mail: Mark_Austin@CSX.com

MARK D. AUSTIN
Assistant Corporate Secretary

December 11, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

On December 3, 2009, CSX Corporation ("CSX") received a letter from Mr. William R. Miller, a CSX shareholder, submitting a shareholder proposal for inclusion in the CSX 2010 proxy statement. Six copies of Mr. Miller's proposal are enclosed, along with five additional copies of this statement of reasons for omitting the proposal. I am writing to advise that CSX intends to properly omit Mr. Miller's proposal from its 2010 proxy statement for the reasons set forth below.

Rule 14a-8(e) establishes the deadline for submitting shareholder proposals for inclusion in the proxy mailing for a regularly scheduled annual meeting as "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The CSX 2009 annual meeting of shareholders was held on May 6, 2009, and the related proxy statement was released to shareholders on March 24, 2009. Accordingly, the deadline for submitting shareholder proposals for inclusion in the proxy statement for the CSX 2010 annual meeting was determined to be November 24, 2009, and that date was published in CSX's 2009 proxy statement. The CSX 2010 annual meeting is scheduled to be held on May 5, 2010. Thus, pursuant to Rule 14a-8(f), CSX may properly exclude Mr. Miller's proposal from its 2010 proxy mailing because the proposal was not submitted in a timely manner.

In addition to the foregoing, we believe there are other procedural and substantive bases for excluding Mr. Miller's proposal from the CSX 2010 proxy statement. Please contact me if you have any questions or require additional information. Thank you for your attention to this matter.

Respectfully,



Mark D. Austin

Enclosures:

Cc: Mr. William R. Miller


Change Creators
and
Momentum Maximizers
William R. Miller
CHANGE
MOMENTUM

WILLIAM R. MILLER

CONSULTANT

TECHNOLOGY ACQUISITION & UTILIZATION
BUSINESS & ORGANIZATIONAL DEVELOPMENT

*** FISMA & OMB Memorandum M-07-16 ***

December 1, 2009

CSX Corporation
Office of the Corporate Secretary
500 Water Street C160
Jacksonville, FL 32202

Dear Sir:

Enclosed is a Stockholder's Proposal that I would like to have included with the Proxy Statement for the upcoming 2009 Annual Meeting. (It is less than 500 words)

Enclosed is a letter from TDAmeritrade certifying that I have personally continuously held 50 shares of CSX stock since March 7, 2008.

Enclosed is a TDAmeritrade Statement showing that I am Custodian, with voting rights, of an additional 25 shares of CSX stock which I hold in an account for my grandson. These shares were purchased January 29, 2009.

Enclosed, for background, is a copy of my capsule resume showing my experience that relates to this proposal.

Sincerely,

William R. Miller

William R. Miller

*** FISMA & OMB Memorandum M-07-16 ***

Resolved: that CSX should undertake to develop a kit that would allow CSX to convert the majority of its locomotive fleet over to a far more efficient power conversion system, based on fuel cell power, by 2025.

Technology exists to develop a kit to convert existing locomotives to fuel cell power. Such a system, with diesel reformer, solid oxide fuel cell and waste heat recovery can produce conversion efficiencies approaching twice that of existing diesel electric plants. This, combined with the fuel cells far lower fuel consumption at idle or light loads, holds out the promise of cutting fuel consumption in half.

CSX spent $1.66 billion on fuel for its locomotives in 2008 (which required 75 million barrels of crude oil to produce).

If it had already been fully implemented, this plan could have:

Increased after tax earnings about $1.50/share

Reduced CSX's CO_2 footprint by 50%

Reduced CSX's NO_x pollution by 80%

Reduced US oil imports by 1%

Since the average locomotive is in use for 20 years, CSX can get the benefit much faster by converting its existing fleet rather than wait until new fuel cell locomotives are coming off the assembly line and taking 20 years after that to complete the changeover. This alternative is possible because the solid oxide fuel cell and the other auxiliaries are compact enough to fit in the volume vacated by the diesel engine/generator.

By designing the conversion to include a reformer that extracts the hydrogen from the diesel fuel (to feed the fuel cell), the fuel cell powered locomotives can operate on the same diesel fueling infrastructure as the existing locomotives during the swap out.

It would be envisioned that CSX would undertake this development in partnership with a major solid oxide fuel cell company and a major locomotive manufacturer (or remanufacturer). In all probability, substantial matching funds would be available through the DOE and DOT for at least the feasibility portion of the work. CSX could also recover development costs by selling the kits to other railroads since most railroads use the same locomotive models.

Initially, the cost of converting the locomotives will be high until the production of kits gets into the hundreds. However, since the average CSX locomotive in 2008 burned about $400,000 worth of fuel, the payback in cutting that in half is rapid.

Any organization or individual investing in CSX for the long term and who enjoys the prospect of large, long term paybacks, should vote for this action. As a byproduct, it also is a major contributor to the environment and to energy conservation.

Short term speculators in the stock will probably vote against this plan.

WILLIAM R. MILLER

Summary -Fifty years plus of diverse business experience with thirty-two years of professional management experience including sixteen years as corporate officer of major corporations. Experience spanned a wide range of business sizes, technologies and position assignments.

2004 to 2006 – Consultant (under contract) to the DentalEZ Group of JEP Management, Inc. (Last assignment – development of a potential new dental operatory light based on LED technology)

1997 to 2002 - Consultant to the Power Systems Group of Kohler Company (Last major assignment – **Fuel cell feasibility study for peaking and distributed generation applications)**

1996 to 2001 – President – ImageSource, Inc. (Small start up company in hi-tech lighting

1993 to present - Consultant - Business Development and Technology Acquisition & Utilization

1988 to 1993 - Chief Corporate Development Officer & C.T.O. - Welch Allyn, manufacturer of diagnostic instruments, exam lights, bar code scanners, miniature lamps and video inspection devices. Continued as a consultant to Welch Allyn until 1994

1987 to 1988 - President - Advanced Biotech (Start up) – H2O2 gas sterilization technology*)

1976 to 1987 - Vice President, R&D - American Sterilizer Co. (see product list below)

1972 to 1976 - General Manager, Systems Division & President of the Guilbert Subsidiary, both part of the American Sterilizer Co., manufacturer of hospital capital equipment (tables, lights, sterilizers, etc)

1972 to 1986 - Owner - Armor Electric, (Large, Erie area, remanufacturer and distributor of electric motors, pumps & controls)

1954 to 1971 - G.E. - Individual contributor positions followed by management assignments, all related to electrical machinery and controls, last as the **Manager of Engineering in the Propulsion Equipment Dept. (Electrical motors and generators for locomotives, transit cars and electric wheels)**

1952 to 1954 – USAF - Project Officer - Electronic Warfare

1952 B.S. & M.S. - Electrical Engineering, M.I.T. (Including Co-op program with G.E)

OUTSIDE ORGANIZATIONS

Overall Advisory Bd. & R&D Panel - Adv. Tech'y. Center of Central & NW PA (Penn State) to 1987
Co-founder - Gannon University Engineering Advisory Council -1976 to 1987
N.Y. State Science & Technology Foundation Review Panel - 1991 to 1993
Board of Directors - NY Photonics Development Corp. - 1989 to 1993
Co-author -"*Erie 2000*" Study for Erie Conference on Community Development
Chairman - Upstate NY Technology Study for Syracuse Metropolitan Development Authority
Licensing Executives Society - 1988-1994

RECOGNITION & ACHIEVEMENTS

Professional Engineer -PA (Ret.) Author: "*Change Creators and Momentum Maximizers*" (2003)
Twenty patents Author: Hymn "*Winter*" (2004) Mediation Cert. -Franklin Pierce Law Center
Who's Who in the East Who's Who in Science & Engineering Capt. USAF Res. (Ret.)